Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 9, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10279
Dividend Growers and Tax-Advantaged Income Portfolio, Series 33
(the “Trust”)
CIK No. 1931290 File No. 333-266735

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comments

Portfolio

1.If the Trust will have material exposure to the municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdictions experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon